SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,339,382 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,339,382 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,339,382 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,339,382 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,339,382 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,339,382 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (See Item 5 below)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(See Item 5 below)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON - 0 -
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Clinton Special Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 453,457 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 453,457 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 453,457 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 885,925 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 885,925 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 885,925 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 15 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the Schedule 13D, originally filed on September 2, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed on January 10, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed on October 15, 2012 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on March 22, 2013 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed on November 7, 2014 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D filed on October 1, 2015 ("Amendment No. 5"), and Amendment No. 6 to the Original Schedule 13D filed on November 4, 2015 ("Amendment No. 6" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") and relates to the common stock, no par value (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 2, 4, 5 and 7 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company, which serves as the general partner to SBAV ("SBAV GP"), George Hall ("Mr. Hall"), Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SBAV, Clinton Special Opportunities Master Fund Ltd., a Cayman limited company ("CSOMF"), and Clinton Magnolia Master Fund Ltd., a Cayman limited company ("CMMF"), ("Clinton", and together with SBAV, SBAV GP, CSOMF, CMMF and Mr. Hall, the "Reporting Persons").

(b) The principal business address of each of SBAV, SBAV GP, Clinton and Mr. Hall is 510 Madison Ave., 9th Floor, New York, New York 10022. The principal business address of each of CSOMF and CMMF is P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of each of SBAV, CSOMF and CMMF is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. The principal business of Clinton is to provide investment management services to private individuals and institutions. Mr. Hall is the sole and managing member of SBAV GP and the president of Clinton.

(d) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 15 Pages

(f) Each of CSOMF and CMMF is a Cayman limited company. SBAV is a Delaware limited partnership. SBAV GP is a Delaware limited liability company. Mr. Hall is a citizen of the United States. Clinton is a Delaware corporation.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Clinton, CSOMF and CMMF is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:
Effective November 30, 2015, SBAV distributed in-kind, without consideration, 453,457 shares of Common Stock to CSOMF and 885,925 shares of Common Stock to CMMF.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)  As of the close of business on December 2, 2015, (i) SBAV beneficially owns 0 shares of Common Stock, representing approximately 0% of the outstanding shares of Common Stock, (ii) CSOMF beneficially owns 453,457 shares of Common Stock, representing approximately 2.0% of the outstanding shares of Common Stock and (iii) CMMF beneficially owns 885,925 shares of Common Stock, representing approximately 3.9% of the outstanding shares of Common Stock. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 0 shares of Common Stock held by SBAV, (ii) Clinton, as the investment manager of SBAV, CSOMF and CMMF and as sub-advisor to WKCAX, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, (a) may be deemed to have beneficially owned the shares of Common Stock previously held by SBAV and WKCAX, and (b) may be deemed to beneficially own the 453,457 shares of Common Stock held by CSOMF and the 885,925 shares of Common Stock held by CMMF, representing approximately 5.9% of the outstanding shares of Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 22,809,211 shares of Common Stock outstanding as of November 4, 2015, as set forth in the Quarterly Report of the Issuer on Form 10-Q for the period ended September 30, 2015 filed with the Securities and Exchange Commission on November 6, 2015.

(c) Other than the transaction reported in this Amendment No. 7 and the transactions reported on Schedule B attached hereto, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 7.

(e) On November 30, 2015, each of SBAV and SBAV GP ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 10 of 15 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
14.	Joint Filing Agreement, dated December 3, 2015.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 3, 2015

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

Clinton Special Opportunities Master Fund Ltd.
By:	Clinton Group, Inc. its investment manager

/s/ George Hall
Name:	George Hall
Title:	President

Clinton Magnolia Master Fund Ltd.
By:	Clinton Group, Inc., its investment manager

/s/ George Hall
Name:	George Hall
Title:	President

CUSIP No. 694552100	SCHEDULE 13D/A	Page 12 of 15 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Clinton. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 510 Madison Ave., 9th Floor, New York, New York 10022.

Name	Position & Principal Occupation
George Hall	Director and President of Clinton
Francis A. Ruchalski	Director and Chief Financial Officer of Clinton
John L. Hall	Director of Clinton

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG.  There are no executive officers of CMAG.  Each such person is a citizen of the United Kingdom.

Name	Position & Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CSO.  There are no executive officers of CSO.  Each such person is a citizen of the United Kingdom.

Name	Position & Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CUSIP No. 694552100	SCHEDULE 13D/A	Page 13 of 15 Pages

EXHIBIT 14

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: December 3, 2015

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

Clinton Special Opportunities Master Fund Ltd.
By:	Clinton Group Inc., its investment manager

/s/ George Hall
Name:	George Hall
Title:	President

CUSIP No. 694552100	SCHEDULE 13D/A	Page 14 of 15 Pages

Clinton Magnolia Master Fund Ltd.
By:	Clinton Group Inc., its investment manager

/s/ George Hall
Name:	George Hall
Title:	President

CUSIP No. 694552100	SCHEDULE 13D/A	Page 15 of 15 Pages

SCHEDULE B

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

Since the Filing of Amendment No. 7

The following tables set forth all transactions in the shares of Common Stock effected since the filing of Amendment No. 7 by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

WKCAX:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/20/2015	(31,762)	$6.7(1)

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.70 to $6.7008, inclusive.

SBAV:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/20/2015	(10,838)	$6.7(1)
11/23/2015	(31,000)	$6.7052(2)
11/24/2015	(18,218)	$6.7254(3)
11/27/2015	(13,500)	$6.7116(4)
11/30/2015	(57,000)	$6.7392(5)

(1) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.70 to $6.7008, inclusive.

(2) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.70 to $6.738, inclusive.

(3) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.7236 to $6.7354, inclusive

(4) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.7114 to $6.7117, inclusive.

(5) The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.73 to $6.76, inclusive.

The Reporting Persons undertake to provide Pacific Mercantile Bancorp, any security holder of Pacific Mercantile Bancorp, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Schedule B to this Schedule 13D/A.